UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bristow Group Inc.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

676255 10 2

(CUSIP Number)

Mr. Graeme P. Denison, Caledonia Investments plc, 2nd Floor, Stratton House, 5 Stratton Street,

London, England W1J 8LA (44-20-7802-8080)

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

November 12, 2015

(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP NO. 676255 10 2	Page 2 of 8 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Caledonia Investments plc
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 2,071,461
	8)	SHARED VOTING POWER
	9)	SOLE DISPOSITIVE POWER 2,071,461
	10)	SHARED DISPOSITIVE POWER
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,071,461
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.93%
14)	TYPE OF REPORTING PERSON (See Instructions) CO

Schedule 13D

(Amendment No.    )

Under the Securities and Exchange Commission Act of 1934

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, $0.01 par value per share (“Common Stock”), of Bristow Group Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2103 City West Boulevard, 4th Floor, Houston, Texas 77042.

Item 2. Identity and Background

(a) This Statement is filed by Caledonia Investments plc (“Caledonia” or the “Reporting Person”) as the beneficial owner of 2,071,461 shares of Common Stock or 5.93% of the outstanding shares of Common Stock, previously referenced on page 2. The Cayzer Trust Company Limited (“Cayzer”) may be deemed to control Caledonia given its direct holdings of 35.51% of the outstanding capital stock of Caledonia. Cayzer disclaims beneficial ownership of the Common Stock, including the shares acquired by Caledonia as described in Item 4 of the Statement. Furthermore, the filing of this Statement should not be construed as an admission that any control relationship between Caledonia and Cayzer actually exists.

(b), (c) and (f) The principal business address for Caledonia is 2nd Floor, Stratton House, 5 Stratton Street, London, England, W1J 8LA. Caledonia is an investment trust company organized under the laws of England and Wales. The names, principal occupation and business addresses of the officers and directors of Caledonia are set forth on Schedule A hereto and are incorporated herein by reference. Certain additional information about the officers and directors of Caledonia is set forth on Schedule A hereto and is incorporated herein by reference.

(d) - (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Caledonia has made the following recent open market purchases of shares of Common Stock of the Issuer.

Date of purchase	No of shares	Consideration (USD)

November 11, 2015	124,501	3,669,020 ($29.47 per share)

November 12, 2015	162,482	4,708,907 ($28.98 per share)

November 13, 2015	120,212	3,544,427 ($29.48 per share)

November 16, 2015	45,537	1,347,841 ($29.60 per share)

The source of such purchase consideration was the Reporting Person’s working capital.

Item 4. Purpose of Transaction

Caledonia has been a shareholder in Bristow Group Inc. (“Bristow” or the “Issuer”) for just under 19 years. As Caledonia has previously stated, it may, from time to time, increase, reduce or dispose of its investment in Bristow depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock of the Issuer, the availability of funds, borrowing costs, the strategic value of the investment to Caledonia and other considerations. As a result of the reduced oil price and market conditions in general, the Bristow Common Stock share price has fallen significantly in recent months, such that Caledonia considers that Bristow’s current Common Stock share price represents good value and an attractive investment opportunity. Accordingly, Caledonia’s purchases of the Common Stock were made for purposes of investment, and the acquisitions were made in the ordinary course of business and not for the purpose of acquiring control of Bristow on November 11, 12, 13, and 16, 2015.

Depending on market conditions, Caledonia may consider further purchases of shares. In addition, Caledonia is presently contemplating putting a 10b5-1 Program in place to facilitate further purchases at such times that would otherwise be closed trading periods. Other than this, Caledonia currently has no specific plan or proposal to acquire or dispose of the Common Stock, nor which relates to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Consistent with its investment purpose, Caledonia reserves the right to develop such plans or proposals consistent with applicable law and at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of its investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements, and/or other investment considerations.

Item 5. Interest in Securities of Issuer

(a) As of the date this Statement is executed, Caledonia is the direct beneficial owner of 2,071,461 shares of Common Stock of the Issuer. This holding represents approximately 5.93% of the total of 34,941,839 shares of Common Stock of the Issuer currently outstanding according to the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015 filed with the SEC November 5, 2015. To the extent that, by virtue of the relationships described in Item 2, Cayzer may be deemed to share indirect beneficial ownership of the shares of Common Stock of the Issuer owned directly by Caledonia, Cayzer expressly disclaims all such beneficial ownership. Furthermore, the filing of this Statement should not be construed as an admission that any control relationship between Caledonia and Cayzer actually exists.

(b) Caledonia has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposal of the 2,071,461 shares of Common Stock of the Issuer.

(c) Except as disclosed in Item 4, there have been no transactions in the Common Stock of the Issuer by Caledonia within the last 60 days.

(d) Caledonia has the right to receive and the power to direct receipt of dividends from, or the proceeds of the sale of, the shares of Common Stock of the Issuer that it holds.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under the terms of the Master Agreement dated December 12, 1996 among the Issuer, Caledonia Industrial & Services Limited (CIS), Caledonia and certain other persons (the “Master Agreement”), the Supplemental Letter Agreement to the Master Agreement dated December 19, 1996 and the Assignment dated December 12, 2002, Caledonia was given the right to designate two directors on the Issuer’s board of directors, provided that Caledonia holds: (1) at least 1,000,000 shares of Common Stock of the Issuer or (2) at least 49% of the total outstanding ordinary shares of Bristow Aviation Holdings Limited. If any director appointed by Caledonia declined or was unable to serve on the Issuer’s board of director, the remaining Caledonia director had the right to designate another person to serve.

All rights, title, benefits and interests of CIS under the Master Agreement and Supplemental Letter Agreement were fully assigned to Caledonia pursuant to the terms of the Assignment dated December 12, 2002. The current appointees of Caledonia on the Issuer’s Board of Directors are Stephen King and Mathew Masters, each of whom disclaims beneficial ownership of the Common Stock held by Caledonia.

The summary of the transactions and rights described above is qualified in its entirety by reference to the Master Agreement, Supplemental Letter Agreement and the Assignment all of which have been previously filed as exhibits on the dates set forth in item 7.

Item 7. Material to Be Filed as Exhibits

Exhibits

1	The Master Agreement, dated December 12, 1996, by and between the Issuer and Caledonia Industrial & Services Limited. Incorporated by reference to Exhibit to a Current Report on Form 8-K filed by Issuer with the Securities and Exchange Commission (the “SEC”) on January 3, 1997.

2	Supplemental Letter Agreement, dated December 19, 1996, to the Master Agreement, previously filed with the Securities and Exchange Commission under the Schedule 13D filed by the Reporting Person with the SEC on April 23, 1997.

3	The Purchase Agreement between and CIS, dated December 4, 2002, previously filed as Exhibit 3 to Amendment No. 2 to Schedule 13D with the SEC on December 17, 2002.

4	Assignment from CIS to Caledonia, dated December 12, 2002, previously filed as Exhibit 4 to Amendment No. 2 to Schedule 13D with the SEC on December 17, 2002.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2015	CALEDONIA INVESTMENTS PLC

By:	/s/ Graeme Denison
Name:	Graeme Denison
Title:	Company Secretary

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

Schedule A to Schedule 13D

(i) Directors and Executive Officers of Caledonia Investments plc

Name	Business Address	Principal Occupation	Citizenship

H. Boël	Rue de l’Industrie, 31 B-1040 Bruxelles Belgium	Chief Executive Officer, Sofina sa	Belgium

S.J. Bridges	2 Broadgate London EC2M 7AR England	Group Finance Director, ICAP plc	United Kingdom

Hon. C. W. Cayzer	2nd Floor Stratton House 5 Stratton Street London W1J 8LA England	Non-Executive Director of a number of companies	United Kingdom

J. M. B. Cayzer-Colvin	2nd Floor Stratton House 5 Stratton Street London W1J 8LA England	Executive Director, Caledonia Investments plc	United Kingdom

G. P. Denison	2nd Floor Stratton House 5 Stratton Street London W1J 8LA England	Company Secretary, Caledonia Investments plc	United Kingdom

C.H. Gregson	2nd Floor Stratton House 5 Stratton Street London W1J 8LA England	Non-Executive director of a number of companies	United Kingdom

Name	Business Address	Principal Occupation	Citizenship

S.C.R. Jemmett-Page	2nd Floor Stratton House 5 Stratton Street London W1J 8LA England	Non-Executive director of a number of companies	United Kingdom

R. D. Kent	2nd Floor Stratton House 5 Stratton Street London W1J 8LA England	Non-executive director of a number of companies	United Kingdom

S. A. King	2nd Floor Stratton House 5 Stratton Street London W1J 8LA	Finance Director, Caledonia Investments plc	United Kingdom

D C Stewart	22a Ives Street London SW3 2ND England	Chairman, International Market Management Ltd	United Kingdom

R.B. Woods	2nd Floor Stratton House 5 Stratton Street London W1J 8LA England	Non-Executive director of a number of companies	United Kingdom

W. P. Wyatt	2nd Floor Stratton House 5 Stratton Street London W1J 8LA England	Chief Executive, Caledonia Investments plc	United Kingdom